5-1-02

THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 5.

FORM 6-K


RECD S.E.C.
MAY 1 2002
070

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2002

BUENAVENTURA MINING COMPANY INC.
(Translation of Registrant's Name into English)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of Principal Executive Offices)


02033108

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release issued by Compañía de Minas Buenaventura S.A.A. (the "Company") on April 30, 2002, announcing the results of meetings of shareholders of the Company carried out on that date.



Compañía de Minas Buenaventura

FOR IMMEDIATE RELEASE

For More Information Please Contact:

Roque Benavides or Carlos Gálvez
Compañía de Minas Buenaventura S.A.A
51-1-419-2538 or 51-1-471-8337
e-mail: dhuguet@buenaventura.com.pe
Web site: http://www.buenaventura.com

Patrick Kilhaney
Citigate Dewe Rogerson Inc.
(212) 419-8308
e-mail: Patrick.Kilhaney@citigatedr-ny.com

COMPAÑIA DE MINAS BUENAVENTURA S.A.A ANNOUNCES REDESIGNATION OF SERIES A COMMON SHARES AND SERIES B COMMON SHARES AS "COMMON SHARES"

(Lima, Peru, April 30, 2002) - Compañia de Minas Buenaventura S.A.A. ("Buenaventura") (NYSE: BVN / Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, announced that the shareholders' meetings held today approved the following resolutions:

1. Series B common shareholders approved changes to the Series B shares, which relinquish their preferred cash dividend right in exchange for full voting rights equal to the Series A shares.
2. After taking note of the Series B shareholders' action, Series A common shareholders approved the redesignation of Series B shares as Series A shares.
3. The General Shareholders Meeting then approved the redesignation of Series A shares (including the former Series B shares) as a single class of "Common Shares."

The resolutions will be effective May 3, 2002. Starting on such date, Buenaventura's Common Shares will trade on the Lima Stock Exchange and its American Depositary Shares (ADSs), which are registered with the U.S. Securities and Exchange Commission and trade on the New York Stock Exchange, Inc., will represent Common Shares.

Buenaventura is Peru's largest precious metals mining company and a major holder of mining rights in Peru. The Company focuses on exploration and production through its wholly-owned mines, as well as through its participation in joint exploration projects. Buenaventura currently operates four mines in Peru, has controlling interests in two mining companies, which own two mines in Peru, and has minority interests in several other mining companies in Peru. The Company has a significant ownership interest in Minera Yanacocha S.A., Latin America's largest producer of gold. Buenaventura is listed on the Lima Stock Exchange and the New York Stock Exchange.

Certain statements in this press release that state Buenaventura's or management's intentions, expectations or predictions of the future are "Forward-looking Statements" as that term is defined under United States Federal Securities Laws. "Forward-looking Statements" are subject to risks, uncertainties and other factors, which could cause actual events to differ materially from those stated in such statements, and there can be no assurance that estimates of future results will be achieved. Important factors that could cause actual results to differ materially from those in the "Forward-looking Statements" are discussed in Buenaventura's most recent 20-F, filed by Buenaventura with the United States Securities and Exchange Commission.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañia de Minas Buenaventura S.A.A.



By: ______________________________
Carlos E. Gálvez Pinillos
Chief Financial Officer

Date: May 1 , 2002